UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIRD GLOBAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09077J107

(CUSIP Number)

Obelysk Transport L.P. TD Canada Trust Tower, Brookfield Place 161 Bay Street, Suite 2300 P.O. Box 222 Toronto, ON M5J 2S1 Canada Tel: (647) 313-3262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107
1.	Name of Reporting Person Obelysk Transport L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 36,370,086
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,370,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09077J107
1.	Name of Reporting Person Obelysk Transport GP Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 36,370,086
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,370,086
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09077J107
1.	Name of Reporting Person John Ivan Bitove

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares	7.	Sole Voting Power 4,302,392
Beneficially Owned by	8.	Shared Voting Power 36,370,086
Each Reporting	9.	Sole Dispositive Power 4,302,392
Person With	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,672,478
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.58%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

The name of the issuer is Bird Global, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D relates to the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Obelysk Transport L.P., a limited partnership organized under the laws of the Province of Ontario (“Transport LP"); Obelysk Transport GP Inc., a corporation organized under the laws of the Province of Ontario (“Transport GP” and together with Transport LP, “Transport Entities”); and John Ivan Bitove (“Bitove”) (each of Transport LP, Transport GP and Bitove is a “Reporting Person” and together the “Reporting Persons”).

Transport GP is the general partner of Transport LP. The directors, officers and controlling persons of Transport GP (the “GP Partners”) are:

●	John Ivan Bitove, a citizen of Canada and President of Obelysk Inc.

●	Stewart Lyons, a citizen of Canada and Chief Executive Officer of Bird Global, Inc.

●	Ryan Lausman, a citizen of Canada and Chief Operating Officer of Bird Canada, Inc.

●	Jonathon Bitove, a citizen of Canada and the United States of America and Vice President of Obelysk Inc.

●	Michael Washinushi, a citizen of Canada and Chief Financial Officer of Bird Global, Inc.

The principal business of the Reporting Persons is investing in, growing and managing diversified organizations.

The address of the principal place of business of the Reporting Persons and the GP Partners is: TD Canada Trust Tower, Brookfield Place, 161 Bay Street, Suite 2300, P.O. Box 222, Toronto ON M5J 2S1.

There are no criminal convictions or civil proceedings involving the Reporting Persons or the GP Partners in the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Bitove acquired the 4,302,392 shares of Class A Common Stock for which he has sole voting and sole dispositive power in exchange for his shares of Bird Canada Inc. pursuant to a share purchase agreement (the “Share Purchase Agreement”) dated as of December 30, 2022 and effective as of January 3, 2023 by and among the Issuer, 1393631 B.C. Unlimited Liability Company, Bird Canada Inc., certain sellers party thereto and Bitove, as seller’s representative. Pursuant to the Share Purchase Agreement, among other things, the Issuer indirectly acquired from the 100% of the issued and outstanding shares of Bird Canada Inc. in exchange for the issuance by the Issuer to the sellers of an aggregate principal amount of $26,977,675 of its 12.0% Convertible Senior Secured Notes due 2027 , 18,204,365 shares of the Issuer’s Class A Common Stock and a nominal amount of cash consideration (the “Acquisition”).

The shared voting power of the 36,370,086 shares of Class A Common Stock was granted to the Reporting Persons by the voting agreement described in Item 4 hereof.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Voting Agreement

The Issuer has entered into a voting agreement, effective as of January 3, 2023 (the “Voting Agreement”), with Travis VanderZanden (the “Founder Stockholder”), the Reporting Persons and certain of other purchasers (the “Investors”) party to that certain note purchase agreement, dated as of December 30, 2022 (the “Note Purchase Agreement”), by and among the Issuer, the several purchasers from time to time party thereto, and U.S. Bank Trust Company, National Association, as collateral agent. Pursuant to the Voting Agreement, among other things: (a) for so long as the Investors and their affiliates collectively continue to beneficially own, directly or indirectly, Notes issued pursuant to the Note Purchase Agreement and/or shares of Class A Common Stock representing 9,860,916 shares of Class A Common Stock (assuming conversion of the Notes into shares of Class A Common Stock in accordance with their terms and subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), the Issuer and the Founder Stockholder agree to take all actions as necessary and within their control to ensure that the board of directors of the Issuer (the “Board”) consist of no more than nine directors; and (b) the Investors holding a majority of the voting rights then held by the Investors have the right to designate for election to the Board—and the Issuer and the Founder Stockholder will take all actions as necessary and within their control to ensure they are elected as directors—the following numbers of individuals (the “Investor Designees”) corresponding to the respective numbers of shares of Class A Common Stock collectively directly or indirectly beneficially owned by the Investors and their affiliates (assuming conversion of all of the Notes into shares of Class A Common Stock and subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like): (i) greater than or equal to 49,304,578: five Investor Designees; (ii) greater than or equal to 39,443,662 but less than 49,304,578: four Investor Designees; (iii) greater than or equal to 29,582,747 but less than 39,443,662: three Investor Designees; (iv) greater than or equal to 19,721,831 but less than 29,582,747: two Investor Designees; and (v) greater than or equal to 9,860,916 but less than 19,721,831: one Investor Designee. In the event the Founder Stockholder ceases to beneficially own, directly or indirectly, a number of shares of voting stock of the Issuer representing a majority of the voting power of all of the then-issued and outstanding shares of voting stock of the Issuer, the Founder Stockholder will only be obligated to take all actions as reasonably necessary and within his control with respect to the size of the Board and the nomination and election of the Investor Designees described above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Transport Entities each have shared beneficially owned voting authority over 36,370,086 shares of Class A Common Stock, representing 12.3% of such class of stock. Such amount consists of 36,370,086 shares of Class A Common Stock underlying restricted stock units held of record by the Founder Stockholder that are vested or will vest within 60 days of the date hereof.

Bitove has beneficial ownership consisting of sole voting and sole dispositive power of 4,302,392 shares of Class A Common Stock shared voting power over 36,370,086 shares of Class A Common Stock, representing 15.58% of such class of stock.

The above percentages is based on 261,041,252 shares of Class A Common Stock outstanding as of October 31, 2022.

(c) Except as described in Items 3 and 4 above, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) The Founder Stockholder has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities with shared voting power identified in Item 5(a) above, which securities constitute more than five percent of the class.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit No. 1:	Voting Agreement, dated as of December 30, 2022, by and among Bird Global, Inc., a Delaware corporation, the investors party thereto and Travis VanderZanden.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2023

OBELYSK TRANSPORT L.P., by its general partner, OBELYSK TRANSPORT GP INC.

By:	/s/ John Bitove
Name: John Bitove
Title: President

OBELYSK TRANSPORT GP INC.

By:	/s/ John Bitove
Name: John Bitove
Title: President

/s/ John Bitove
Name: John Bitove